SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES AUSTRIAN COURT RULING TO REJECT VIDA UNION'S REQUEST TO IMPOSE AUSTRIAN AIRLINES HIGH COSTS AND INEFFICIENCIES
ON AIRLINE COMPETITORS IN AUSTRIA

Ryanair, Austria's No.1 airline, today (Mon 30 Sept) welcomed the Austrian Court (BVwG) ruling, which dismissed the Vida Union's application to impose Austrian Airlines high costs and inefficient work practices on its lower fare airline competitors here in Austria. Ryanair believes that this ruling, which will promote competition, choice, and growth in air travel to/from Austria, is good for Austrian consumers/visitors, as it means that more airlines will be encouraged to open and grow bases in Austria, now that they will not have Austrian Airlines high cost and inefficient work practices imposed upon them.

Ryanair, which continues to grow air travel, tourism and jobs here in Austria calls on the Govt to abolish its damaging aviation tax and follow the example of the Italian regions and the Swedish Govt, which last week abolished its aviation tax of €6.70 per seat. Ryanair has promised to grow traffic to/from Vienna by 50% if the new Austrian Govt abolishes its anti-consumer and outdated €12 aviation tax.

Laudamotion CEO Andreas Gruber said:

"All of us in Ryanair welcomed the Federal Court`s ruling to reject the Vida Union's crazy request to impose Austrian Airlines high cost and inefficient work practices on other airline competitors with bases here in Austria. This ruling now clears the way for other airlines to copy Ryanair and base more aircraft, open more routes, and create more jobs based here at Austria's airports. This growth will accelerate if the Austrian Govt copies the example of Italy and Sweden and scraps its €12 aviation tax, which is doing untold damage to Austrian aviation and tourism.

This BVwG ruling is great news for Austrian citizens/visitors, and good news for the growth and development of competition and choice in Austrian aviation and tourism. The more low-fare airlines that copy Ryanair's example and open low fare bases here in Austria, grow routes and traffic, the better it will be for Austrian tourism, for Austrian citizens and for Austrian visitors.

This welcome Austrian Court ruling should now inspire the next Austrian Govt to scrap the idiotic and damaging aviation tax, and to put Austrian tourism and economic growth at the centre of its new Govt program. Ryanair can deliver 50% traffic growth in Austria over the next 5 years, but only if the new Govt abolishes this expensive and damaging aviation tax, as the Italian and Swedish Governments have already done."

ENDS

For further info
please contact:                         Ryanair Press Office
                                                 Tel: +353-1-9451799
                                                 press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 September, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary